SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF OCTOBER 2006

                                 LANOPTICS LTD.
                              (Name of Registrant)


               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [_]     NO [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-126416 and 333-112136 and 333-121611 and Form S-8 Registration Statement File No. 33-71822.

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  LANOPTICS LTD.


                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer


Dated: October 25, 2006

[MARVELL LOGO]                                                     [EZCHIP LOGO]

     EZCHIP PARTNERS WITH MARVELL ON NEXT GENERATION NETWORK PROCESSOR-BASED
                            LINE CARD ARCHITECTURES

  CO-DEVELOPED SOLUTIONS WILL OFFER METRO NETWORK OPERATORS ABILITY TO MAINTAIN
     QUALITY-OF-SERVICE LEVELS AND TO UPGRADE NETWORKS WITH NEW PROTOCOLS,
                             STANDARDS AND SERVICES

SANTA CLARA, CA - OCTOBER 25, 2006 - Marvell(R) (NASDAQ:MRVL), the leader in storage, communications, and consumer silicon solutions, and EZchip Technologies (a subsidiary of LanOptics Ltd., NASDAQ:LNOP), a fabless semiconductor company providing high-speed network processors, today announced a partnership to develop, market and sell Network Processor Unit (NPU) solutions. The solutions will feature enhanced capabilities, such as advanced Carrier Ethernet class traffic management and the programmability to support new Carrier Ethernet standards, protocols and flexible services. This will enable developers of Metro Ethernet switching and routing platforms to provide complete end-to-end solutions for next generation IP networks and Triple Play services in their products.

"This partnership advances Marvell's commitment to deliver the most comprehensive, integrated and technologically advanced switching solutions for the carrier market" said Dr. Simon Milner, Vice President and General Manager of the Enterprise Business Unit, Communications and Consumer Business Group at Marvell.

"By combining best-in-class technologies from the two companies, we will be able to provide customers with unique synergy in terms of features, programmability and performance," said Eli Fruchter, President and CEO of EZchip Technologies.

ABOUT MARVELL

Marvell (NASDAQ: MRVL) is the leader in storage, communications and consumer silicon solutions. The Company's diverse product portfolio includes switching, transceiver, communications controller, wireless, and storage solutions that power the entire communications infrastructure, including enterprise, metro, home, and storage networking. As used in this release, the terms "Company" and "Marvell" refer to Marvell Technology Group Ltd. and its subsidiaries, including Marvell Semiconductor, Inc. (MSI), Marvell Asia Pte Ltd (MAPL), Marvell Japan K.K., Marvell Taiwan Ltd., Marvell International Ltd. (MIL), Marvell U.K. Limited, Marvell Semiconductor Israel Ltd. (MSIL), RADLAN Computer Communications Ltd., and SysKonnect GmbH. MSI is headquartered in Santa Clara, Calif., and designs, develops and markets products on behalf of MIL and MAPL. MSI may be contacted at (408) 222-2500 or at www.marvell.com.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995:

This release contains forward-looking statements based on projections and assumptions about our products and our markets. Words such as "will" and its variations identify forward-looking statements. These statements include those relating to anticipated product capabilities, and anticipated benefits to developers and customers. Statements that refer to, or are based on uncertain events or assumptions also identify forward-looking statements. These statements are not guarantees of results and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Some risks and uncertainties that may adversely impact the statements in this release about the products described in this release include, but are not limited to, the development of applicable market and product requirements, the timing, cost and successful completion of development and volume production, end-customer qualification and adoption, and the timing, pricing, rescheduling, or cancellation of orders. For other factors that could cause Marvell's results to vary from expectations, please see the sections titled "Risk Factors" in Marvell's quarterly report on Form 10-Q for the fiscal quarter ended April 29, 2006 and other factors detailed from time to time in Marvell's filings with the Securities and Exchange Commission. We undertake no obligation to revise or update publicly any forward-looking statements.

MARVELL(R) AND THE MARVELL LOGO ARE TRADEMARKS OF MARVELL. ALL OTHER TRADEMARKS ARE THE PROPERTY OF THEIR RESPECTIVE OWNERS.

ABOUT EZCHIP TECHNOLOGIES

EZchip Technologies is a fabless semiconductor company that provides high-speed network processors. EZchip's network processors provide the flexibility and integration that enable triple-play data, voice and video services in systems that make up the new Carrier Ethernet networks. Flexibility and integration make EZchip's solutions ideal for building systems for a wide range of applications in telecom networks, enterprise backbones and data centers. For more information on EZchip, visit our web site at http://www.ezchip.com

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THIS RELEASE CONTAINS FORWARD LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO, THE IMPACT OF COMPETITIVE PRODUCTS, PRODUCT DEMAND AND MARKET ACCEPTANCE RISKS, CUSTOMER ORDER CANCELLATIONS, RELIANCE ON KEY STRATEGIC ALLIANCES, FLUCTUATIONS IN OPERATING RESULTS, DELAYS IN DEVELOPMENT OF HIGHLY-COMPLEX PRODUCTS AND OTHER RISKS DETAILED FROM TIME TO TIME IN LNOP FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE RISKS COULD CAUSE THE COMPANY'S ACTUAL RESULTS FOR 2006 AND BEYOND TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENTS MADE BY, OR ON BEHALF OF LNOP.

Media Contact:                      EZchip Contact:

Diane Vanasse                       Daureen Green
Marvell Public Relations            EZchip Technologies Ltd.
408-242-0027                        +972-4-959-6677
dvanasse@marvell.com                dgreen@ezchip.com